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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE 13
                    Under the Securities Exchange Act of 1934
                                Amendment No. 1*

                             SYPRIS SOLUTIONS, INC.
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)


                                   871655 106
                                 (CUSIP Number)

                                 Jeffrey T. Gill
                             455 South Fourth Street
                           Louisville, Kentucky 40202
                                 (502) 585-5544
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                December 28, 1998
             (Date of Event Which Requires Filing of This Statement)




         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),(f) or (g), check the following box. /__/


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                     CUSIP NO. - 871655 10 6

(1)      Names of Reporting Persons. . . . . . Virginia G. Gill

         S.S. or I.R.S. Nos. of
         Above Persons (entities only) . . . .

(2)      Check the Appropriate Box
         if a Member of a Group
         (See Instructions). . . . . . . . . . (a)
                                               (b)

(3)      SEC Use Only. . . . . . . . . . . . .

(4)      Source of Funds (See Instructions). .  Not applicable

(5)      Check if Disclosure
         of Legal Proceedings is
         Required pursuant to
         Items 2(d) or 2(e). . . . . . . . . .

(6)      Citizenship or Place
         of Organization. . . . . . . . . . . . U.S.

Number of Shares Beneficially
Owned by Each Reporting Person
With:

         (7)      Sole Voting Power. . . . . . . .       500
         (8)      Shared Voting Power. . . . . . . 3,275,166 <F1>
         (9)      Sole Dispositive Power . . . . .       500
         (10)     Shared Dispositive Power . . . . 3,275,166 <F1>

(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person . . . .3,275,666 <F1>

(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares (See Instructions). . . . . . .

(13)     Percent of Class Represented
         by Amount in Row (11)  . . . . . . . .  35%

(14)     Type of Reporting Person  . . . . . . .  IN


<F1>Includes 500 shares of the common stock of the Issuer owned by the Reporting
Person's husband. Also includes 3,274,666 shares of the common stock of the Issuer owned by GFP, Ltd., a Kentucky limited partnership, of which the Reporting Person is a limited partner holding a 48.84082% ownership interest and of which the Reporting Person's husband is a limited partner holding a 47.94235%

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ownership  interest.   On  the  basis  of  certain  provisions  of  the  limited
partnership agreement of GFP, Ltd. (the "Partnership Agreement"), the Reporting Person may be deemed to beneficially own shares of common stock of the Issuer that are attributable to such limited partnership interests. Pursuant to Rule 13d-4 under the Act, the Reporting Person disclaims beneficial ownership of such shares.

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         Item 1.           Security and Issuer.

                  The class of equity securities to which this statement relates is the common stock, $.01 par value, of Sypris Solutions, Inc., a Delaware corporation (the "Issuer").

                  The Issuer's principal executive office is located at 455 South Fourth Street, Louisville, Kentucky 40202.


         Item 2.           Identity and Background.

                  (a)      The person filing this statement is Virginia G.
Gill.

                  (b) The residence address of Virginia G. Gill is: 253 Canton Avenue East, Winter Park, Florida 32789.

                  (c)      Virginia G. Gill's Principal Occupation: Retired.

                  (d) During the last five years, Virginia G. Gill has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Virginia G. Gill has not been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Virginia G. Gill is a United States citizen.


         Item 3.           Sources and Amount of Funds or Other Consideration.

                  Not applicable.


         Item 4.           Purpose of Transaction.

                  The Reporting Person acquired the securities of the Issuer for investment.

                  Effective December 28, 1998, the Reporting Person and her spouse contributed a total of 3,274,666 shares of common stock of the Issuer to GFP, Ltd., a Kentucky limited partnership, which has filed a separate Schedule 13D concerning the shares of the Issuer. The Reporting Person and her spouse are limited partners of GFP, Ltd., with the Reporting Person owning a 48.84082% interest in GFP, Ltd. and the Reporting Person's spouse owning a 47.94235% interest in GFP, Ltd. Since the formation of GFP, Ltd. the Reporting Person

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and her spouse have made gifts of their limited  partnership  interests to their children and grandchildren, and it is expected that they will make additional gifts from time to time.

                  Except as stated above, Virginia G. Gill does not have any present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (x) any action similar to any of those enumerated above.


         Item 5.           Interest in Securities of the Issuer.

                  (a)      Aggregate Amount Beneficially
                           Owned by Each Reporting Person      3,275,666 <F1>

                  (b)      Sole Voting Power                         500
                           Shared Voting Power                 3,275,166 <F1>
                           Sole Dispositive Power                    500
                           Shared Dispositive Power            3,275,166 <F1>

<F1>Includes 500 shares of the Issuer owned by the Reporting  Person's  husband.
Also includes 3,274,666 shares of the common stock of the Issuer owned by GFP, Ltd., a Kentucky limited partnership, of which the Reporting Person is a limited partner holding a 48.84082% ownership interest and of which the Reporting Person's husband is a limited partner holding a 47.94235% ownership interest. On the basis of certain provisions of the limited partnership agreement of GFP, Ltd. (the "Partnership Agreement"), the Reporting Person may be deemed to beneficially own shares of common stock of the Issuer that are attributable to such limited partnership interests. Pursuant to Rule 13d-4 under the Act, the Reporting Person disclaims beneficial ownership of such shares.


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                  (c) Except for [a] the  transfer on  December  28, 1998 by the
Reporting Person of 1,652,334 shares of the Issuer, valued at $11,566,338, to GFP, Ltd. (together with a 5% interest in GFP Partners - I, Ltd.), in exchange for a 49.96943% limited partnership interest in GFP, Ltd.; [b] the transfer on December 28, 1998 by the Reporting Person's spouse of 1,622,332 shares of the Issuer, valued at $11,356,324, to GFP, Ltd. (together with a 5% interest in GFP Partners - I, Ltd.), in exchange for a 49.07083% limited partnership interest in GFP, Ltd.; and [c] gifts in December 1998 and January 1999 by the Reporting
Person of a total of 1.12861% limited partnership interest in GFP, Ltd. and gifts by the Reporting Person's spouse in December 1998 and January 1999 of a total of 1.12848% limited partnership interest in GFP, Ltd. pursuant to the Partnership Agreement, Virginia G. Gill has not effected transactions in the Issuer's common stock during the past sixty days.

                  (d)      Not applicable.

                  (e)      Not applicable.


         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Except with respect to the Partnership Agreement, which is filed as Exhibit 99.1 to this Schedule 13D, the Reporting Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



         Item 7.           Material to be filed as Exhibits.

           Exhibit 99.1 Limited Partnership Agreement of GFP, Ltd., incorporated by reference to Exhibit 99.2 to the Schedule 13D of Jeffscottco, Inc. and GFP, Ltd., filed January 7, 1999 with respect to the Issuer.

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                           SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         /s/ VIRGINIA G. GILL
                                         Virginia G. Gill

                                         Date:   January 20, 1999








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